UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Exhibits

99.1	Labopharm and Paladin Complete Canadian Licensing and Distribution Agreement for Labopharm’s Once-Daily Tramadol Product

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: July 12, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

FOR IMMEDIATE RELEASE

LABOPHARM AND PALADIN COMPLETE CANADIAN

LICENSING AND DISTRIBUTION AGREEMENT FOR

LABOPHARM’S ONCE-DAILY TRAMADOL PRODUCT

– Product Expected to Fulfill Need Not Currently Met in

Canadian Pain Treatment Market –

LAVAL, Québec and MONTREAL, Québec (July 12, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) and Paladin Labs Inc. (TSX:PLB) today announced that they have completed a licensing and distribution agreement under which Labopharm has granted Paladin the exclusive right to market and sell Labopharm’s once-daily tramadol product in Canada. Labopharm will retain co-promotion rights.

“With sales and marketing expertise specific to the pain and central nervous system areas and a strong commitment to our product, Paladin is the right marketing partner for our once-daily tramadol in Canada,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We believe that our once-daily tramadol product will fulfill a need not currently being met within the pain treatment landscape in Canada.”

“With considerable sales potential, Labopharm’s once-daily tramadol will become the flagship product in our pain portfolio,” said Jonathan Ross Goodman, President and Chief Executive Officer of Paladin Labs Inc. “We look forward to launching this unique product into the large and growing Canadian pain treatment market, which in 2006 reached almost 26 million prescriptions representing sales of more than $800 million.”

Under the terms of the agreement, Labopharm will receive a transfer price on packaged product supply based on a percentage of the anticipated selling price. Labopharm expects to generate a gross margin on Canadian sales in excess of what the Company is currently experiencing in Europe. Labopharm will also receive up front and milestone payments of up to $1.5 million from Paladin.

The two companies expect the product to be launched in Canada this year.

About Labopharm’s Once-Daily Tramadol Product

Labopharm’s once-daily tramadol product is based on the Company’s proprietary Contramid® technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm’s once-daily tramadol product has been approved in 28 countries and a broad European launch is underway.

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About Tramadol

Tramadol is a centrally acting analgesic for the treatment of moderate to severe pain. Tramadol has a 30-year history of efficacy and safety and is currently marketed in more than 70 countries worldwide, primarily in formulations that require multiple doses per day. Studies have shown that tramadol provides relief from both acute and chronic pain conditions, including osteoarthritis pain, low back pain, cancer pain, post-operative pain and dental pain. Tramadol avoids the potentially serious side effects such as gastrointestinal bleeding that may be caused by NSAIDs and the potential cardiovascular events recently attributed to COX-2 inhibitors. Compared to stronger opioids, tramadol has, in clinical studies, demonstrated a lower incidence of major side effects, such as respiratory depression.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

About Paladin Labs Inc.

Paladin Labs Inc., headquartered in Montreal, Canada, is a specialty pharmaceutical company focused on acquiring or in-licensing innovative pharmaceutical products for the Canadian market. With this strategy, a focused national sales team and proven marketing expertise, Paladin has evolved into one of Canada’s leading specialty pharmaceutical companies. For more information, please visit the Company’s web site at www.paladinlabs.com.

These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The Companies consider the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but caution that these assumptions regarding the future events, many of which are beyond the control of the Companies and their subsidiaries, may ultimately prove to be incorrect. Factors and risks, which could cause actual results to differ materially from current expectations, are discussed in the annual reports, as well as in the Companies’ Annual Information Forms for the year ended December 31, 2006. The Companies disclaim any intention or obligation to update or revise any forward-looking statements whether a result of new information, future events, or except as required by law. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Companies’ ongoing quarterly filings, annual reports and Annual Information Forms and other filings found on SEDAR at www.sedar.com.

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For more information, please contact:

At Labopharm Inc.	At Paladin Labs Inc.
Mark D’Souza	Samira Sakhia
Chief Financial Officer	Chief Financial Officer
Tel: (450) 686-0207	514-340-5067
514-344-4675 (FAX)
At The Equicom Group	info@paladin-labs.com
Jason Hogan	www.paladinlabs.com
Media and Investor Relations
Tel: (416) 815-0700 jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 208-5939 ebouchard@equicomgroup.com

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